UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

ZOOM TELEPHONICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98978K107
 (CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978K107	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank Blase Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 729,249 (includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 729,249 (includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010)
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

729,249 shares of Common Stock, includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
☐

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.80% (Based on 5,450,622 shares issued and outstanding as of February 4, 2011, plus the shares issuable upon the exercise of the options referenced above.)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS

CUSIP No. 98978K107	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).   Name of Issuer:

Zoom Telephonics, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

207 South Street, Boston, Massachusetts 02111

Item 2(a).  Name of Person Filing:

Frank Blase Manning

Item 2(b).  Address of Principal Business Office or, if none, Residence:

207 South Street, Boston, Massachusetts 02111

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

98978K107

CUSIP No. 98978K107	SCHEDULE 13G	Page 4 of 6 Pages

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b) – 1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.   Ownership

(a)	Amount beneficially owned: 729,249, includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010

(b)	Percent of class: 11.80% (Based on 5,450,622 shares issued and outstanding as of February 4, 2011, plus the shares issuable upon the exercise of the options referenced above.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 729,249 (includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 729,249 (includes 100,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2010)

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 98978K107	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.   Ownership of Five Percent or Less of a Class

N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.  Identification and Classification of Members of a Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification

N/A

CUSIP No. 98978K107	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 08, 2011	/s/ Frank B. Manning
Frank B. Manning